FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 11, 2009

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Mobile TeleSystems Announces Financial Results for the Fourth Quarter and Full Year Ended December 31, 2008

March 11, 2009

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), today announces its consolidated US GAAP financial results for the three months (unaudited) and full year ended December 31, 2008.

Key Financial Highlights of FY 2008

•                  Consolidated revenues up 24.2% y-o-y to $10,245 million due to subscriber growth and increasing contribution from voice and data usage

•                  Consolidated OIBDA(1) up 21.7% to $5,140 million y-o-y with 50.2% OIBDA margin due to continued revenue growth and cost control

•                  Consolidated net income down 6.8% y-o-y to $1,930 million due to non-cash FOREX loss through US GAAP translation of US dollar-denominated debt

•                  Free cash-flow(2) positive with $2,148 million for the full year 2008 due to the overall revenue growth of the Group

Key Corporate and Industry Highlights

•                  Redemption of the $400 million Eurobond issued in 2003 in January 2008

•                  Mr. Mikhail Shamolin named as the new President and CEO of MTS in May 2008

•                  Launch of 3G networks in Russia in May 2008

•                  Placement of three bonds worth RUB 30 billion in 2008

•                  Launch of iPhone 3G™ sales in October 2008

•                  Expansion of Board from seven to nine members with three independent in October 2008

•                  Signing of a non-equity strategic partnership agreement with Vodafone in October 2008

•                  Launch of 3G network in Uzbekistan in December 2008

•                  Completion of dividend payment for the FY 2007 in December 2008

•                  Agreement signed to bring MTS brand to India through Sistema Shyam TeleServices in December 2008

•                  MTS first Russian company named as BRANDZ™ Top 100 Most Powerful Brands by Millwood Brown and Financial Times

(1)                                  See Attachment A for definitions and reconciliation of OIBDA and OIBDA margin to their most directly comparable US GAAP financial measures.

(2)                                  See Attachment B for reconciliation of free cash-flow to net cash provided by operating activity.

Additional developments

•                  The Russian ruble and Armenian dram have weakened versus the US dollar since the end of the fourth quarter. Currency volatility may continue to negatively impact our US dollar-based financial and operational results.

•                  MTS sees continued risk from the weakening macroeconomic environment, and volatility within the global financial sector may make it difficult to attract additional financing.

Commentary

Mr. Mikhail Shamolin, President and Chief Executive Officer, commented, “Our strong performance for the year is testimony to both the sustained growth drivers in our markets and our ability to profitably develop our business. The current economic weakness and currency volatility, as evident by decreased corporate spending and overall business activity in our markets, may negatively impact our short-term financial and operational performance. However, our pro-active marketing initiatives will strengthen customer loyalty, and sustained investments in distribution and 3G, facilitated by our relatively strong financial position, will ensure that we continue to provide the best customer experience and enhance overall customer lifetime value in the medium- and long-term.”

Financial Summary (unaudited)

US$ million	Q4’08	Q4’07	y-o-y		Q3’08	q-o-q		2008	2007	y-o-y
Revenues	2,418.3	2,326.4	4.0%		2,812.3	-14.0%		10,245.3	8,252.4	24.2%
OIBDA	1,162.2	1,126.9	3.1%		1,453.2	-20.0%		5,140.3	4,223.4	21.7%
- margin	48.1%	48.4%	-0.3	pp	51.7%	-3.6	pp	50.2%	51.2%	-1.0	pp
Net operating income	706.2	643.8	9.7%		935.5	-24.5%		3,203.5	2,733.8	17.2%
- margin	29.2%	27.7%	1.5	pp	33.3%	-4.1	pp	31.3%	33.1%	-1.8	pp
Net income	145.5	460.3	-68.4%		515.6	-71.8%		1,930.4	2,071.5	-6.8%

Group Financial Developments

CAPEX

MTS’ expenditure on property, plant and equipment in the fourth quarter totaled approximately $576 million, of which $373 million was invested in Russia, $129 million in Ukraine, $35 million in Uzbekistan, $19 million in Turkmenistan and $20 million in Armenia.

MTS spent approximately $101 million on the purchase of intangible assets during the quarter of which $78 million was spent in Russia, $10 million in Ukraine, $6 million in Uzbekistan, $1 million in Turkmenistan and $5 million in Armenia.

Debt and Cash Flows

As of December 31, 2008, MTS’ total debt(3) was at $4.1 billion, resulting in a ratio of total debt to OIBDA of 0.8 times. Net debt amounted to $3.0 billion at the end of the year and the net debt to OIBDA of 0.6 times. The Company was free cash-flow positive with $2.1 billion for the full year 2008.

During the year, MTS successfully placed three ruble bonds worth a total of RUB 30 billion. In December 2008, the Company received a 300 million Euro credit facility from Gazprombank.

Repurchases

MTS spent approximately RUB 11.1 billion (or $440 million) on the repurchase of 37.8 million ordinary shares in conjunction with the mandatory buyback of securities related to the merger of two subsidiaries in the third quarter 2008. Under the existing share repurchase program, the Company

(3)               Total debt is comprised of the current portion of debt, current capital lease obligations, long-term debt and long-term capital lease obligations; net debt is the difference between the total debt and cash and cash equivalents and short-term investments; see Attachment B for reconciliation of net debt to our consolidated balance sheet.

acquired 39.4 million shares in 2008; no shares were acquired in the fourth quarter. The total number of shares on the balance sheet stands at 108.3 million shares of which approximately 63% is in the form of ADRs.

Group Operating Review

Market Growth

Mobile penetration(4) in markets of operation was:

•                  Up q-o-q from 124% to 129% in Russia;

•                  Up q-o-q from 120 to 121% in Ukraine;

•                  Up q-o-q from 38% to 44% in Uzbekistan;

•                  Up q-o-q from 16% to 19% in Turkmenistan;

•                  Stable q-o-q at 80% in Armenia;

•                  Up q-o-q from 83% to 86% in Belarus.

Subscriber Development

The Company added approximately 3.93 million new customers during the fourth quarter of 2008 that were all added organically. During the quarter MTS:

•                  Added 2.75 million subscribers in Russia;

•                  Added 30 thousand subscribers in Ukraine;

•                  Added 0.6 million subscribers in Uzbekistan;

•                  Added approximately 166 thousand subscribers in Turkmenistan;

•                  Added approximately 234 thousand subscribers in Armenia.

Our Belarus operations added approximately 161 thousand subscribers during the quarter.

Key Subscriber Statistics

(mln)	Q4’07	Q1’08	Q2’08	Q3’08	Q4’08
Total subscribers, eop	85.77	88.88	90.97	91.73	95.66
Russia	57.43	59.90	61.38	61.88	64.63
Ukraine	20.00	19.61	19.13	18.09	18.12
Uzbekistan(5)	2.80	3.56	4.37	5.06	5.65
Turkmenistan	0.36	0.47	0.57	0.76	0.93
Armenia	1.38	1.42	1.49	1.78	2.02
MTS Belarus(6)	3.80	3.94	4.03	4.16	4.32

Market Share

MTS maintained its leading position in the majority of its markets of operation during the fourth quarter:

•                  Decreased from 35% to 34% in Russia;

•                  Maintained at 33% in Ukraine;

•                  Decreased from 49% to 46% in Uzbekistan;

•                  Maintained at 87% in Turkmenistan;

(4)          The source for all market information based on the number of SIM cards in Russia and Ukraine in this press release is AC&M-Consulting.

(5)          Starting from Q1 2008 MTS employs a six-month inactive churn policy in Uzbekistan

(6)          MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated.

•                  Increased from 69% to 79% in Armenia.

In Belarus, the market share maintained at 52%.

Customer Segmentation

Subscriptions to MTS’ pre-paid tariff plans accounted for 85% of gross additions in Russia and 97% in Ukraine in the fourth quarter. At the end of the quarter, 87% of MTS’ customers in Russia were signed up to pre-paid tariff plans. In Ukraine, the share of customers signed to pre-paid tariff plans was 92%.

Russia Highlights

RUB mln	Q4’08	Q4’07	y-o-y		Q3’08	q-o-q		2008	2007	y-o-y
Revenues	50,519.0	42,473.6	18.9%		52,471.4	-3.7%		194,328.0	157,752.6	23.2%
OIBDA	24,388.0	20,260.0	20.4%		26,950.8	-9.5%		97,029.9	80,473.1	20.6%
- margin	48.3%	47.7%	+0.6	pp	51.4%	-3.2	pp	49.9%	51.0%	-1.1	pp
Net income	1,802.3	8,540.6	-78.9%		8,994.5	-80.0%		35,482.4	41,371.7	-14.2%
- margin	3.6%	20.1%	-16.5	pp	17.1%	-13.5	pp	18.3%	26.2%	-7.9	pp

	Q4’07	Q1’08	Q2’08	Q3’08	Q4’08	2007	2008
ARPU (RUB)(7)	247.15	244.55	260.70	278.78	258.28	236.74	260.84
MOU (min)	187	193	207	213	218	157	208
Churn rate (%)	5.1	4.8	6.6	9.1	6.4	23.1	27.0
SAC (RUB)	655.6	715.7	711.1	635.5	665.4	670.1	679.5

Ukraine Highlights

UAH mln	Q4’08	Q4’07	y-o-y		Q3’08	q-o-q		2008	2007	y-o-y
Revenues	2,121.3	2,147.9	-1.2%		2,255.0	-5.9%		8,594.2	8,120.5	5.8%
OIBDA	837.8	983.7	-14.8%		1,088.5	-23.0%		3,891.5	3,947.9	-1.4%
- margin	39.5%	45.8%	-6.3	pp	48.3%	-8.8	pp	45.3%	48.6%	-3.3	pp
Net income	206.4	381.1	-45.8%		359.9	-42.7%		1,377.5	1,609.1	-14.4%
- margin	9.7%	17.7%	-8.0	pp	16.0%	-6.3	pp	16.0%	19.8%	-3.8	pp

	Q4’07	Q1’08	Q2’08	Q3’08	Q4’08	2007	2008
ARPU (UAH)	35.74	34.49	36.52	39.63	38.16	33.69	36.97
MOU (min)	163	175	239	329	389	154	279
Churn rate (%)	14.4	10.3	10.7	15.8	10.8	49.0	47.3
SAC (UAH)	64.3	69.7	64.7	49.7	51.7	61.0	58.3

(7)

ARPU is now calculated by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Uzbekistan Highlights(8)

USD mln	Q4’08	Q4’07	y-o-y		Q3’08	q-o-q		2008	2007	y-o-y
Revenues	115.7	76.6	51.0%		103.1	12.2%		391.4	248.5	57.5%
OIBDA	70.6	48.7	45.0%		65.5	7.8%		242.9	157.8	53.9%
- margin	61.0%	63.6%	-2.6	pp	63.5%	-2.5	pp	62.1%	63.5%	-1.5	pp
Net income	34.6	31.0	11.6%		43.5	-20.5%		150.3	90.0	67.0%
CAPEX	41.0	12.6	225.4%		48.1	-14.8%		139.7	30.1	364.1%
- as % of rev	35.4%	16.4%	+19.0	pp	46.6%	-11.2	pp	35.7%	12.1%	+23.6	pp

	Q4’07	Q1’08(9)	Q2’08	Q3’08	Q4’08	2007	2008
ARPU (USD)	10.0	8.3	7.8	7.3	7.2	9.7	7.7
MOU (min)	574	520	575	525	497	516	536
Churn rate (%)	13.5	2.8	4.0	7.3	5.7	58.2	21.3
SAC (USD)	4.8	7.0	7.5	7.7	8.7	4.3	7.7

Turkmenistan Highlights(10)

TMM bln	Q4’08	Q4’07	y-o-y		Q3’08	q-o-q		2008	2007	y-o-y
Revenues	473.1	242.8	94.9%		287.9	64.3%		1,431.9	876.2	63.4%
OIBDA	292.1	148.7	96.4%		121.1	141.2%		832.2	486.2	71.2%
- margin	61.7%	61.4%	+0.3	pp	42.3%	+19.4	pp	59.0%	55.5%	+3.5	pp
Net income	179.6	14.6	1130.1%		24.2	642.1%		357.7	205.4	74.1%
- margin	38.0%	6.0%	+32.0	pp	8.4%	+29.6	pp	25.0%	23.4%	+1.6	pp

	Q4’07	Q1’08	Q2’08	Q3’08	Q4’08	2007	2008
ARPU (TMM ‘000)	250.1	221.3	254.3	142.5	188.7	269.9	198.0
MOU (min)	282	273	291	277	253	250	258
Churn rate (%)	5.5	5.0	4.4	2.0	4.2	24.4	14.3
SAC (TMM ‘000)	102.4	92.5	140.5	78.4	48.5	128.4	92.9

Armenia Highlights

AMD mln	Q4’08	Q4’07	y-o-y		Q3’08	q-o-q		2008	2007(11)	y-o-y
Revenues	19,920.6	18,474.4	7.8%		22,670.0	-12.1%		78,478.2	21,279.1	n/a
OIBDA	9,776.4	10,380.0	-5.8%		11,909.3	-17.9%		41,675.4	12,069.5	n/a
- margin	49.1%	56.2%	-7.1	pp	52.5%	-3.4	pp	53.1%	56.7%	n/a
Net income	137.2	2,317.2	-94.1%		5606.4	-97.6%		548.7	2,351.0	n/a
- margin	0.7%	12.5%	-11.8	pp	24.7%	-24.0	pp	0.7%	11.0%	n/a

	Q4’07	Q1’08	Q2’08	Q3’08	Q4’08	2007	2008
ARPU (AMD)	5,047.1	4,033.5	4,331.2	4,594.5	3,485.9	n/a	3,845.9
MOU (min)	105	157	183	202	205	n/a	178
Churn rate (%)	10.1	8.0	7.7	7.2	7.0	n/a	28.0
SAC (AMD)	4,824.9	8,220.9	8,324.6	5,199.0	4,535.8	n/a	5,904.8

(8)	The functional currency in Uzbekistan is the US dollar.
(9)	In Q1 2008, MTS Uzbekistan moved away from a two-month to a six-month churn policy.
(10)

On January 1, 2008, the Central Bank of Turkmenistan raised the official exchange rate of the Turkmenistan Manat to the US dollar from 5,200 to 6,250. On May 1, 2008, another decree was passed by the President of Turkmenistan that established the official exchange rate at 14,250 Manat per 1 USD.

(11)	Consolidated as of September 14, 2007.

CAPEX Highlights

in USD mln	Q4’07	Q3’08	Q4’08	2007	2008
Russia	490.1	457.4	451.4	918.8	1,399.3
- as % of rev	28.4%	21.1%	24.3%	14.9%	17.9%
Ukraine	168.9	138.6	139.4	544.9	595.6
- as % of rev	39.7%	29.8%	39.4%	33.9%	35.8%
Uzbekistan	12.6	48.1	41.0	30.1	139.7
- as % of rev	16.4%	46.6%	35.4%	12.1%	35.7%
Turkmenistan	27.2	14.1	20.2	31.8	58.2
- as % of rev	58.3%	69.8%	60.8%	18.9%	44.3%
Armenia	14.0	5.0	24.8	14.0	34.6
- as % of rev	24.0%	6.7%	38.1%	21.0%	13.5%

***

For further information, please contact:

Mobile TeleSystems, Moscow

Investor Relations

Tel: +7 495 223 2025

E-mail: ir@mts.ru

***

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 91.40 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

***

Attachments to the Fourth Quarter 2008
Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. Our OIBDA may not be similar to OIBDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

Group (USD mln)	Q4’07	Q1’08	Q2’08	Q3’08	Q4’08	2007	2008
Operating income	643.8	704.6	857.2	935.5	706.2	2,733.8	3,203.5
Add: D&A	483.0	470.9	492.2	517.7	456.0	1,489.6	1,936.8
OIBDA	1,126.9	1,175.5	1,349.5	1,453.2	1,162.2	4,223.4	5,140.3

Russia (USD mln)	Q4’07		Q1’08	Q2’08	Q3’08	Q4’08		2007		2008
Operating income	469.3		562.5	701.4	761.0	587.0		2,076.1		2,611.9
Add: D&A	352.7		314.9	333.2	354.2	310.1		1,076.6		1,312.4
OIBDA	822.0	(12)	877.4	1,034.6	1,115.2	897.1	(13)	3,152.7	(14)	3,924.3	(15)

Ukraine (USD mln)	Q4’07	Q1’08	Q2’08	Q3’08	Q4’08	2007	2008
Operating income	106.7	85.4	91.4	103.2	41.3	456.8	321.3
Add: D&A	88.1	104.8	111.2	121.3	100.7	325.0	438.0
OIBDA	194.8	190.1	202.6	224.6	142.0	781.8	759.3

Uzbekistan (USD mln)	Q4’07	Q1’08	Q2’08	Q3’08	Q4’08	2007	2008
Operating income	35.2	35.1	42.8	48.9	50.7	114.3	177.5
Add: D&A	13.5	13.9	14.9	16.6	19.9	43.5	65.4
OIBDA	48.7	49.1	57.7	65.5	70.6	157.8	242.9

(12) Including intercompany of $0.4 mln.

(13) Including intercompany of $8.1 mln.

(14) Including intercompany of $2.6 mln.

(15) Including intercompany of $8.1 mln.

Turkmenistan (USD mln)	Q4’07	Q1’08	Q2’08	Q3’08	Q4’08	2007	2008
Operating income	22.9	21.9	17.9	6.8	17.3	73.5	63.9
Add: D&A	5.7	5.1	3.7	1.7	3.2	20.0	13.7
OIBDA	28.6	26.9	21.6	8.5	20.5	93.5	77.6

Armenia (USD mln)	Q4’07	Q1’08	Q2’08	Q3’08	Q4’08	2007	2008
Operating income/ (loss)	9.7	(0.3)	3.8	15.6	9.8	13.2	28.8
Add: D&A	23.0	32.2	29.2	23.8	22.1	24.5	107.4
OIBDA	32.7	32.0	33.0	39.4	31.9	37.7	136.2

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q4’07	Q1’08	Q2’08	Q3’08	Q4’08	2007	2008
Operating margin	27.7%	29.6%	32.5%	33.3%	29.2%	33.1%	31.3%
Add: D&A	20.7%	19.8%	18.7%	18.4%	18.9%	18.1%	18.9%
OIBDA margin	48.4%	49.4%	51.2%	51.7%	48.1%	51.2%	50.2%

Russia	Q4’07	Q1’08	Q2’08	Q3’08	Q4’08	2007	2008
Operating margin	27.2%	31.3%	34.7%	35.1%	31.6%	33.5%	33.3%
Add: D&A	20.5%	17.5%	16.5%	16.4%	16.7%	17.4%	16.7%
OIBDA margin	47.7%	48.8%	51.2%	51.5%	48.3%	51.0%	50.1%

Ukraine	Q4’07	Q1’08	Q2’08	Q3’08	Q4’08	2007	2008
Operating margin	25.1%	20.9%	21.1%	22.2%	11.7%	28.4%	19.3%
Add: D&A	20.7%	25.6%	25.6%	26.1%	28.4%	20.2%	26.4%
OIBDA margin	45.8%	46.5%	46.7%	48.3%	40.1%	48.6%	45.7%

Uzbekistan	Q4’07	Q1’08	Q2’08	Q3’08	Q4’08	2007	2008
Operating margin	45.9%	44.3%	46.0%	47.4%	43.8%	46.0%	45.4%
Add: D&A	17.6%	17.6%	16.0%	16.1%	17.2%	17.5%	16.7%
OIBDA margin	63.6%	61.8%	61.9%	63.5%	61.0%	63.5%	62.0%

Turkmenistan	Q4’07	Q1’08	Q2’08	Q3’08	Q4’08	2007	2008
Operating margin	49.1%	50.0%	52.1%	33.9%	52.2%	43.7%	48.6%
Add: D&A	12.3%	11.6%	10.9%	8.4%	9.5%	11.8%	10.4%
OIBDA margin	61.4%	61.6%	63.0%	42.3%	61.7%	55.5%	59.0%

Armenia	Q4’07	Q1’08	Q2’08	Q3’08	Q4’08	2007	2008
Operating margin	16.7%	(0.5)%	6.1%	20.7%	15.1%	19.8%	11.2%
Add: D&A	39.5%	58.5%	47.5%	31.7%	34.1%	36.8%	41.9%
OIBDA margin	56.2%	57.9%	53.7%	52.5%	49.1%	56.6%	53.1%

***

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Net debt can be reconciled to our consolidated balance sheets as follows:

USD mln	As of Dec 31, 2007	As of Dec 31, 2008
Current portion of debt and of capital lease obligations	713.3	1,183.7
Long-term debt	2,686.5	2,888.5
Capital lease obligations	1.9	3.0
Total debt	3,401.7	4,075.2
Less:
Cash and cash equivalents	(634.5)	(1,058.8)
Short-term investments	(15.8)	(45.7)
Net debt	2,751.4	2,970.7

Free cash-flow can be reconciled to our consolidated statements of cash flow as follows:

USD mln	For the year ended Dec 31, 2007	For the year ended Dec 31, 2008
Net cash provided by operating activities	3,350.2	4,423.4
Less:
Purchases of property, plant and equipment	(1,316.7)	(1,847.5)
Purchases of intangible assets	(222.9)	(379.8)
Proceeds from sale of property, plant and equipment	22.0	29.8
Proceeds/(purchases) of other investments	2.8	(39.4)
Investments in and advances to associates	2.0	(3.7)
Acquisition of subsidiaries, net of cash acquired	(873.1)	(35.1)
Free cash-flow	964.4	2,147.7

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2008 AND 2007

(Amounts in thousands of U.S. dollars, except share and per share amounts)

	Year ended	Year ended	Three months ended	Three months ended
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007

Net operating revenue
Service revenue and connection fees	$10,176,255	$8,172,650	$2,375,308	$2,303,967
Sales of handsets and accessories	69,038	79,728	$43,007	$22,396
	10,245,293	8,252,378	2,418,315	2,326,363
Operating expenses
Cost of services	2,247,948	1,727,365	514,626	500,386
Cost of handsets and accessories	169,615	158,580	70,609	42,719
Sales and marketing expenses	882,508	724,115	219,746	231,010
General and administrative expenses	1,492,156	1,243,549	347,487	395,915
Depreciation and amortization	1,936,837	1,489,548	455,983	483,043
Provision for doubtful accounts	147,435	58,924	51,322	-1,837
Other operating expenses	165,302	116,451	52,352	31,307

Net operating income	3,203,492	2,733,846	706,190	643,820

Currency exchange and transaction gains	563,292	(163,092)	494,623	(31,902)

Other expenses / (income):
Interest income	(33,166)	(38,100)	(12,647)	(8,035)
Interest expense, net of amounts capitalized	153,341	134,581	47,054	20,092
Other expenses / (income)	(50,659)	(28,631)	(22,958)	18,523
Total other expenses, net	69,516	67,850	11,449	30,580

Income before provision for income taxes and minority interest	2,570,684	2,829,088	200,118	645,142

Provision for income taxes	630,621	738,270	52,451	178,544

Minority interest	9,644	19,314	2,166	6,277

Net income	$1,930,419	$2,071,504	$145,501	$460,321
Weighted average number of common shares outstanding, in thousands - basic	1,921,934	1,973,354	1,885,218	1,967,152
Earnings per share - basic and diluted	1.00	1.05	0.08	0.23

MOBILE TELESYSTEMS

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2008 AND DECEMBER 31, 2007

(Amounts in thousands of U.S. dollars, except share amounts)

	As of December 31,	As of December 31,
	2008	2007
CURRENT ASSETS:
Cash and cash equivalents	$1,058,802	$634,498
Short-term investments	45,718	15,776
Trade receivables, net	320,559	386,608
Accounts receivable, related parties	49,684	25,004
Inventory and spare parts	110,490	140,932
VAT receivable	102,648	310,548
Prepaid expenses and other current assets	680,833	433,291
Total current assets	2,368,734	1,946,657

PROPERTY, PLANT AND EQUIPMENT	5,900,129	6,607,315

INTANGIBLE ASSETS	1,770,113	2,095,468

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	247,358	195,908

OTHER INVESTMENTS	39,076	1,355

OTHER ASSETS	122,924	119,964

Total assets	10,448,334	10,966,667

CURRENT LIABILITIES
Accounts payable	789,336	486,666
Accrued expenses and other current liabilities	1,147,198	1,251,233
Accounts payable, related parties	186,878	160,253
Current portion of long-term debt, capital lease obligations	1,183,729	713,282
Total current liabilities	3,307,141	2,611,434

LONG-TERM LIABILITIES
Long-term debt	2,888,496	2,686,509
Capital lease obligations	3,009	1,876
Deferred income taxes	69,473	114,171
Deferred revenue and other	101,820	89,696
Total long-term liabilities	3,062,798	2,892,252

Total liabilities	6,369,939	5,503,686

COMMITMENTS AND CONTINGENCIES	—	—

MINORITY INTEREST	23,499	20,051

SHAREHOLDERS’ EQUITY:
Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as December 31, 2008 and December 31, 2007 (777,396,505 of which are in the form of ADS as of December 31, 2008 and December 31, 2007)	50,558	50,558
Treasury stock (108,273,338 and 32,476,837 common shares at cost as of December 31, 2008 and December 31, 2007)	(1,426,753)	(368,352)
Additional paid-in capital	590,759	579,520
Accumulated other comprehensive income	(346,178)	704,189
Retained earnings	5,186,510	4,477,015
Total shareholders’ equity	4,054,896	5,442,930

Total liabilities and shareholders’ equity	$10,448,334	$10,966,667

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2008 AND 2007

	Year ended	Year ended
	December 31, 2008	December 31, 2007

Net cash provided by operating activities	4,423,385	3,350,156

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	(35,111)	(873,071)
Purchases of property, plant and equipment	(1,847,461)	(1,316,662)
Purchases of intangible assets	(379,829)	(222,866)
Proceeds from sale of property, plant and equipment and assets held for sale	29,763	22,020
Purchases of short-term investments	(119,500)	(221,753)
Proceeds from sale of short-term investments	54,965	267,517
Purchase of other investments	(39,404)	—
Proceeds from sales of other investments		2,808
Investments in and advances to associates	(3,654)	1,965
(Increase)/decrease in restricted cash	5,046	(3,839)
Net cash used in investing activities	(2,335,185)	(2,343,881)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock options exercised	9,183	6,057
Proceeds from issuance of notes	986,004	—
Repurchase of common stock	(1,059,833)	(254,443)
Repayment of notes	(485,474)	—
Notes and debt issuance cost	(6,693)	(371)
Capital lease obligation principal paid	(5,511)	(4,952)
Dividends paid	(1,106,469)	(756,920)
Proceeds from loans	710,443	475,815
Loan principal paid	(415,944)	(158,080)
Net cash used in financing activities	(1,374,294)	(692,894)

Effect of exchange rate changes on cash and cash equivalents	(289,602)	101,128

NET INCREASE IN CASH AND CASH EQUIVALENTS:	424,304	414,509

CASH AND CASH EQUIVALENTS, at beginning of period	634,498	219,989

CASH AND CASH EQUIVALENTS, at end of period	$1,058,802	$634,498

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: March 11, 2009